UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________

Commission file number: 000-25927

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2012 and 2011

MACATAWA BANK
401(k) PLAN

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan
June 20, 2013

MACATAWA BANK
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS
Investments at fair value
Mutual funds	$12,585,309	$11,824,201
Money market funds	443,626	459,785
Macatawa Bank Corporation common stock	951,186	571,694
Total investments at fair value	13,980,121	12,855,680

Notes receivable from participants	272,726	287,290
Accrued dividends receivable	1,143	700
Total receivables	273,869	287,990
Cash	-	-

Total assets	14,253,990	13,143,670

LIABILITIES
Due to Brokers	24	-
Net assets available for benefits	$14,253,966	$13,143,670

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2012	2011
Additions to net assets attributed to
Investment income (loss)
Dividend income	$169,890	$385,719
Interest income	64	417
Net appreciation (depreciation) in fair value of investments	1,692,673	(1,255,112)
Total investment income (loss)	1,862,627	(868,976)

Contributions
Participant	1,079,218	1,066,400
Rollover	83,758	105,074
Total contributions	1,162,976	1,171,474

Interest income – notes receivable from participants	11,552	12,390
Total additions	3,037,155	314,888

Deductions from net assets attributed to
Benefits paid to participants	1,910,217	1,494,654
Deemed distributions	10,899	55,635
Administrative expenses	5,743	6,300
Total deductions	1,926,859	1,556,589

Net increase (decrease)	1,110,296	(1,241,701)

Net assets available for benefits
Beginning of year	13,143,670	14,385,371
End of year	$14,253,966	$13,143,670

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.  In 2009, the Plan Sponsor elected safe harbor status.  Under this status, the Plan Sponsor contributes a safe harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan.  Effective January 1, 2010, the Plan Sponsor discontinued safe harbor status and elected to suspend all matching contributions.  Effective January 1, 2013, the Plan Sponsor implemented a safe harbor matching contribution of 100% of the first 3% and 50% of the second 2% of base compensation that a participant contributes to the Plan.

Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a money market fund and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 4.25% at December 31, 2012) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59 ½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

The FASB has issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.  Adoption of this ASU in 2012 did not have a material effect on the Plan’s financial statements or related footnotes.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:
	2012	2011
Investments at fair value as determined by quoted market price:
Mutual Funds
T. Rowe Price Mid Cap Growth Fund	$1,887,319	$		*
Dodge and Cox Stock Fund	1,604,616		1,489,661
Fidelity Spartan 500 Index Fund	1,588,578		1,657,847
Vanguard Small Cap Index Sig Fund	1,482,160		-
T. Rowe Price Growth Stock Fund	1,168,302		1,040,902
Scout International Fund	899,426		*
Neuberger Berman Genesis Investor Fund	-		1,412,731
Columbia Acorn Fund	-		1,233,368
Janus Overseas Fund	-		767,656
Macatawa Bank Corporation common stock	951,186		*

*Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
Macatawa Bank Corporation common stock	$134,588	$(429,165)
Mutual funds	1,558,085	(825,947)
Net appreciation (depreciation)	$1,692,673	$(1,255,112)

NOTE 3 – FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Money market funds:  Shares held in money market funds are comprised of government, bank and commercial securities with individual maturities of 12 months or less and the value is based on quoted market prices of the underlying securities.  The composition of securities is structured to maintain a value of $1 per share.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2012	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$209,295	$-	$-	$209,295
Long-term bond	95,674	-	-	95,674
Intermediate government	437,580	-	-	437,580
Specialty bond	95,561	-	-	95,561
Equity
Small blend	1,482,160	-	-	1,482,160
Small growth	168,650	-	-	168,650
Small value	111,046	-	-	111,046
Mid-cap blend	634,904	-	-	634,904
Mid-cap growth	1,887,319	-	-	1,887,319
Mid-cap value	61,136	-	-	61,136
Large blend	1,588,578	-	-	1,588,578
Large growth	1,168,302	-	-	1,168,302
Large value	1,604,616	-	-	1,604,616
Moderate allocation	545,321	-	-	545,321
Aggressive allocation	218,434	-	-	218,434
Conservative allocation	116,117	-	-	116,117
Target date 2015-2029	286,189	-	-	286,189
Target date 2030 plus	516,919	-	-	516,919
Foreign large blend	217,144	-	-	217,144
Foreign large growth	899,426	-	-	899,426
Foreign large value	240,938	-	-	240,938

Total mutual funds	12,585,309	-	-	12,585,309

Money market funds	443,626	-	-	443,626

Macatawa Bank Corp. common stock – financial institution	951,186	-	-	951,186

Total investments at fair value	$13,980,121	$-	$-	$13,980,121

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2011	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$223,076	$-	$-	$223,076
Long-term bond	73,736	-	-	73,736
Intermediate government	460,772	-	-	460,772
Specialty bond	62,645	-	-	62,645
Equity
Small blend	1,412,731	-	-	1,412,731
Small growth	93,123	-	-	93,123
Small value	58,135	-	-	58,135
Mid-cap blend	626,193	-	-	626,193
Mid-cap growth	1,848,763	-	-	1,848,763
Mid-cap value	33,684	-	-	33,684
Large blend	1,657,847	-	-	1,657,847
Large growth	1,040,902	-	-	1,040,902
Large value	1,489,661	-	-	1,489,661
Moderate allocation	567,610	-	-	567,610
Aggressive allocation	227,122	-	-	227,122
Conservative allocation	113,277	-	-	113,277
Target date 2015-2029	298,809	-	-	298,809
Target date 2030 plus	391,579	-	-	391,579
Foreign large blend	18,270	-	-	18,270
Foreign large growth	912,230	-	-	912,230
Foreign large value	214,036	-	-	214,036

Total mutual funds	11,824,201	-	-	11,824,201

Money market funds	459,785	-	-	459,785

Macatawa Bank Corp. common stock – financial institution	571,694	-	-	571,694

Total investments at fair value	$12,855,680	$-	$-	$12,855,680

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are managed by Northern Trust Corporation and SEI Investments Company, custodians of plan assets.  Therefore, the Plan’s investments in the Northern Trust Money Market Fund and the SEI SDIT Prime Obligations Fund as of December 31, 2012 and 2011, represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 329,130  and 250,743 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2012 and 2011, represent approximately 1.21% and 0.93% of the Corporation’s total outstanding shares of common stock, respectively.

No cash dividends were paid to the Plan by Macatawa Bank Corporation during 2012 and 2011.  Fees paid by the Plan to the trust department of Macatawa Bank Corporation for administrative expenses were $5,743 and $6,300 in 2012 and 2011, respectively.

NOTE 5 - INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The prototype plan document has been amended since receiving the opinion letter.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 - PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 8 - SUBSEQUENT EVENT

Subsequent to December 31, 2012, the market value of the shares held in Macatawa Bank Corporation common stock increased from $2.89 per share as of December 31, 2012, to $5.12 per share as of June 19, 2013.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012
PLAN #001
EIN 38-3378283

(a)	(b) Identity	(c) Description of Investment	(d)	(e)
	of Issue, Borrower,	Including Maturity Date, Rate of		Current
	Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Cost	Value
	Mutual funds
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	**	$1,887,319
	Dodge and Cox Funds	Dodge and Cox Stock Fund	**	1,604,616
	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	1,588,578
	Vanguard	Vanguard Small Cap Index Sig Fund	**	1,482,160
	T. Rowe Price	T. Rowe Price Growth Stock Fund	**	1,168,302
	UMB Scout	Scout International Fund	**	899,426
	Vanguard	Vanguard Mid-Cap Index Fund	**	634,904
	Fidelity Investments	Fidelity Government Income Fund	**	437,580
	Value Line Mutual Funds	Value Line Income & Growth Fund	**	334,176
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund	**	286,189
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund	**	250,843
	Dodge and Cox Funds	Dodge & Cox International Stock Fund	**	240,938
	T. Rowe Price	T. Rowe Price PS Growth Fund	**	218,434
	T. Rowe Price	T. Rowe Price PS Balanced Fund	**	211,145
	Vanguard	Vanguard Short-term Investment	**	209,295
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund	**	177,904
	Janus	Janus Triton Fund	**	168,650
	First Eagle	First Eagle Global A	**	118,042
	T. Rowe Price	T. Rowe Price PS Income Fund	**	116,117
	Allianz Fund	Allianz Small Cap Value Fund	**	111,046
	American Funds	American Funds EuroPacific Fund R5	**	99,102
	Vanguard	Vanguard Long-term Bond Index Fund	**	95,674
	Pimco	Pimco Real Return Fund	**	95,561
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund	**	88,172
	Ridgeworth Investments	Ridgeworth Mid Cap Value Equity	**	61,136

	Total mutual funds			12,585,309

	Money market funds
*	SEI	SDIT Prime Obligations Fund	**	443,626
	Common stock
*	Macatawa Bank Corporation	329,130 shares of common stock	**	951,186
	Total investments at fair value			13,980,121
*	Notes receivable from participants	Loans, interest rate of 4.25%, collateral – participant account balances		272,726
	Total			$14,252,847
(*) An asterisk in this column identifies a person known to be a party-in-interest. (**) Cost is not required because all investments are participant directed.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401(k) PLAN

Dated: June 20, 2013	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP